Exhibit 99.2

The Instructions accompanying this Letter of Transmittal should be read carefully before this Letter of Transmittal is completed. You are strongly urged to read the accompanying proxy statement/management information circular before completing this Letter of Transmittal. The Depositary (as defined herein) or your broker or other financial advisory will assist you in completing this Letter of Transmittal.

This Letter of Transmittal is for depositing your Common Shares (as defined below) in connection with a proposed plan of arrangement involving 1080980 B.C. Ltd., a subsidiary of Hecla Mining Company, and Alexco Resource Corp. It is important that you validly complete, duly execute and return this Letter of Transmittal on a timely basis in accordance with the instructions contained herein.

This Letter of Transmittal is for use only by registered shareholders. Shareholders whose common shares are registered in the name of a broker, investment dealer, bank, trust company, trustee or other nominee should contact that nominee for assistance in depositing those common shares and should follow the instructions of such nominee in order to deposit their common shares.

LETTER OF TRANSMITTAL

to accompany certificates or DRS statements
for common shares of

ALEXCO RESOURCE CORP.

This Letter of Transmittal, properly completed and duly executed by a registered shareholder of common shares (“Common Shares”) of Alexco Resource Corp. (the “Company” or “Alexco”), together with all other required documents, must accompany certificates and any statements prepared by Computershare Investor Services Inc. (the “Depositary”) pursuant to the direct registration statement (“DRS”) system representing Common Shares deposited in connection with the proposed arrangement (the “Arrangement”) involving Alexco and 1080980 B.C. Ltd. (the “Purchaser”), a subsidiary of Hecla Mining Company (the “Hecla”), that is being submitted for approval at the special meeting of securityholders of Alexco (the “Shareholders”) to be held on August 30, 2022 (the “Meeting”) as described in the accompanying management information circular dated July 28, 2022 (the “Circular”).

Capitalized terms used but not defined in this Letter of Transmittal have the meanings set out in the Circular. Copies of the Circular and the Arrangement Agreement are available under Alexco’s profile on SEDAR at www.sedar.com.

Pursuant to the Arrangement, following the Effective Time (as defined herein), Shareholders will be entitled to receive from the Purchaser, 0.116 of a common share in the capital of Hecla (the “Consideration”) for each Common Share held. In no event shall any Shareholder be entitled to a fractional common share in the capital of Hecla (“Hecla Share”). Where the aggregate number of Hecla Shares to be issued to a Shareholder comprising the Consideration under or as a result of the Arrangement would result in a fraction of a Hecla Share being issuable, the number of Hecla Shares to be received by such Shareholder shall be rounded down to the nearest whole Hecla Share and no former Shareholder will be entitled to any compensation in respect of a fractional Hecla Share. Shareholders should refer to the full text of the plan of arrangement which is appended to the Circular as Appendix B.

Purusant to the Arrangement, immediately prior to the Effective Time, each restricted share unit of Alexco (each an “RSU”) will immediately and unconditionally vest, notwithstanding the terms of the restricted share unit plan of Alexco, and will, without any further action by or on behalf of a holder of RSUs, be deemed to be assigned and transferred by such holder to Alexco in exchange for the number of Common Shares equal to the number of Common Shares a holder is entitled to under each RSU less that number of Common Shares with a fair market value equal to the amount of required withholding tax rounded up to the nearest Common Share. No share certificate or DRS will be issued with respect to such Common Shares issued to any former holders of RSUs. Following receipt of Common Shares for their RSUs, holders of RSUs will be entitled to receive the Consideration for each Common Share held. IF YOU ARE A HOLDER OF RSUS, PLEASE COMPLETE THIS LETTER OF TRANSMITTAL FOLLOWING THE EFFECTIVE TIME AS A REGISTERED SHAREHOLDER OF THE COMPANY.

Pursuant to the Arrangement, immediately prior to the Effectibe Time, each deferred share unit of Alexco (each a “DSU”) will immediately and unconditionally vest, nothwithstanding the terms of the deferred share unit plan of Alexco, and will, without any further action by or on behalf of a holder of DSUs, be deemed to be assigned and transferred by such holder to Alexco in exchange for a cash payment. As a result, a holder of DSUs does not need to complete this Letter of Transmittal to receive their cash consideration.

This Letter of Transmittal is for use by registered Shareholders (including former RSU holders) only or their authorized representatives and is not to be used by beneficial Shareholders that are not also registered Shareholders (“Non-Registered Holders”). A Non-Registered Holder does not have Common Shares registered in its name; rather, such Common Shares are held by an Intermediary on its behalf. If you are a Non-Registered Holder, you should contact your intermediary for instructions and assistance in receiving the Consideration for your Common Shares.

In order to receive Consideration under the Arrangement, Shareholders are required to deposit the certificate(s) or DRS advice(s) representing the Common Share held by them, with the Depositary unless you are a former RSU holder, in which case you will not have any certificate(s) of DRS advice(s) for you’re the Common Shares issued in exchange for your RSUs. This Letter of Transmittal, properly completed and duly executed, together with all required documents, must accompany all certificates or DRS advices, if applicable, for Common Shares deposited in exchange for the Consideration pursuant to the Arrangement.

Please note that the delivery of this Letter of Transmittal, together with the certificates representing your Common Shares, if applicable, does not constitute a vote in favour of the Arrangement. To exercise your right to vote at the Meeting, you must complete and return the applicable form of proxy that accompanies the Circular in accordance with the instructions contained in such form of proxy.

As of 12:02 a.m., or such other time as agreed to by Alexco and the Purchaser in writing (the “Effective Time”) on the date that the Arrangement becomes effective (the “Effective Date”), you will cease to be a shareholder of Alexco and will only be entitled to receive the appropriate number of Hecla Shares to which you are entitled under the Arrangement upon delivery of all required documents to the Depositary.

Any certificate(s) representing Common Shares which have not been duly surrendered, with all other documents required by the Depositary, on or before the sixth (6th) anniversary of the Effective Date, will cease to represent a claim against or interest of any kind or nature in the Purchaser, Alexco or the Depositary. Accordingly, Shareholders who do not deliver their Common Share certificate(s) or DRS advice(s) and all other required documents to the Depositary on or before the date which is six (6) years after the Effective Date will lose their right to receive Consideration for their Common Shares. In such circumstances, the Consideration to which such former registered shareholder of the Common Shares was ultimately entitled to receive hereunder shall be deemed to have been surrendered to the Purchaser, together with all entitlement to dividends, distributions and cash thereon held for such former registered Shareholder of the Common Shares, for no consideration.

At the Effective Time, whether or not Shareholders deliver this Letter of Transmittal, the certificate(s) or DRS advice(s) representing the Common Shares and all other required documentation to the Depositary, all Shareholders will cease to be holders of Common Shares of Alexco.

TO:	ALEXCO RESOURCE CORP.

AND TO:	COMPUTERSHARE INVESTOR SERVICES INC. at its offices set out herein

AND TO:	1080980 B.C. LTD.

AND TO:	HECLA MINING COMPANY

Please read the Circular and the instructions set out below carefully before completing this Letter of Transmittal. Delivery of this Letter of Transmittal to an address other than as set forth herein will not constitute valid delivery. If Common Shares are registered in different names, a separate Letter of Transmittal must be submitted for each different registered owner. See Instruction 2.

The Depositary, or your broker or other financial advisor, can assist you in completing this Letter of Transmittal (see the back page of this document for addresses and telephone numbers of the Depositary). Persons whose Common Shares are registered in the name of a broker, dealer, bank, trust company or other nominee should immediately contact such registered holder for assistance.

In connection with the Arrangement being considered for approval at the Meeting, the undersigned delivers to you the enclosed certificate(s) or DRS advice(s) for Common Shares (the “Deposited Shares”). The following are the details of the enclosed certificate(s) or DRS advice(s), as applicable:

Certificate Number(s) or Holder Account Number (HID)	Name in Which Registered (Please fill in the name exactly as it appears on the certificate(s) or DRS advice(s))	Number of Common Shares Represented by this certificate or DRS advice

The undersigned transmits herewith the certificate(s) or DRS advice(s), as applicable, described above for cancellation upon the Arrangement becoming effective. The undersigned acknowledges receipt of the Circular and represents and warrants to each of Alexco, Hecla, the Purchaser and the Depositary that: (i) the undersigned is, and will immediately prior to the Effective Time be, the registered and legal owner of, and has, and will immediately prior to the Effective Time have, good right and title and sufficient authority to deposit, sell and transfer the Deposited Shares, and that such Deposited Shares represent all of the Common Shares owned, directly or indirectly, by the undersigned; (ii) such Deposited Shares are, and will immediately prior to the Effective Time be, owned by the undersigned free and clear of all mortgages, liens, charges, encumbrances, security interests and adverse claims; (iii) the Deposited Shares have not been sold, assigned or transferred, nor has any agreement been entered into to sell, assign or transfer any such Deposited Shares to any other person; (iv) the undersigned has full power and authority to execute and deliver this Letter of Transmittal and to deposit, sell, assign, transfer and deliver the Deposited Shares, and at the Effective Time, the Purchaser will acquire good title to the Deposited Shares (as the same are modified pursuant to the Plan of Arrangement) free from all liens, charges, encumbrances, claims and equities; (v) the surrender of the Deposited Shares complies with all applicable Laws; (vi) all information inserted by the undersigned into this Letter of Transmittal is complete, true and accurate; and (vii) the delivery of the Consideration will discharge any and all obligations of Alexco, the Purchaser, Hecla and the Depositary with respect to the matters contemplated by this Letter of Transmittal and the Arrangement. These representations and warranties shall survive the completion of the Arrangement.

IN CONNECTION WITH THE ARRANGEMENT AND FOR VALUE RECEIVED upon the terms and subject to the conditions set forth in the Circular and in this Letter of Transmittal, at the Effective Time the undersigned hereby surrenders to Alexco all of the right, title and interest of the undersigned in and to the Deposited Shares and in and to any and all dividends, distributions, payments, securities, rights, warrants, assets or other interests (collectively, “distributions”) which may be declared, paid, accrued, issued, distributed, made or transferred on or in respect of the Deposited Shares or any of them as and from the Effective Time, as well as the right of the undersigned to receive any and all distributions shall have been assigned to the Purchaser in exchange for the Consideration for each Deposited Share, subject to rounding as discussed above. If, notwithstanding such assignment, any distributions are received by or made payable to or to the order of the undersigned prior to the Effective Date, then: (i) to the extent that the amount of such distributions per Common Share does not exceed the Consideration, the Consideration shall be reduced by the amount of such distributions; and (ii) to the extent that the amount of such distributions per Common Share exceeds the Consideration, such excess amount shall be placed in escrow for the account of the Purchaser or another Person designated by the Purchaser. The undersigned further represents and warrants that the payment of the Consideration in respect of the Deposited Shares will completely discharge any obligations of the Purchaser, Hecla, Alexco and the Depositary with respect to the matters contemplated in this Letter of Transmittal.

The undersigned irrevocably constitutes and appoints any one director or officer of the Purchaser, and any other person designated by the Purchaser in writing, the true and lawful agent, attorney and attorney-in-fact of the undersigned with respect to the Deposited Shares purchased in connection with the Arrangement with full power of substitution (such power of attorney, being coupled with an interest, being irrevocable) to, in the name of and on behalf of the undersigned, (a) register or record the transfer of such Deposited Shares consisting of securities on the share register of Alexco maintained by Computershare Investor Services Inc., in its capacity as transfer agent of Alexco (the “Transfer Agent”); and (b) execute and negotiate any cheques or other instruments representing any such distribution payable to or to the order of the undersigned.

The undersigned revokes any and all other authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise, previously conferred or agreed to be conferred by the undersigned at any time with respect to the Deposited Shares or any distributions other than as set out in this Letter of Transmittal and in any proxy granted for use at the Meeting. Other than in connection with the Meeting, no subsequent authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise, will be granted with respect to the Deposited Shares or any distributions by or on behalf of the undersigned, unless the Deposited Shares are not transferred to and acquired by the Purchaser in connection with the Arrangement.

The undersigned covenants and agrees to execute all such documents, transfers and other assurances as may be necessary or desirable to convey the Deposited Shares and distributions effectively to the Purchaser.

Each authority conferred or agreed to be conferred by the undersigned in this Letter of Transmittal shall survive the death, legal incapacity, bankruptcy or insolvency of the undersigned and may be exercised during any subsequent legal incapacity of the undersigned and all obligations of the undersigned in this Letter of Transmittal shall be binding upon the heirs, personal representatives, successors and assigns of the undersigned.

The undersigned acknowledges that Alexco, the Purchaser and/or Hecla may be required to disclose personal information in respect of the undersigned and consents to disclosure of personal information in respect of the undersigned to: (i) stock exchanges or securities regulatory authorities; (ii) the Depositary; (iii) any of the parties to the Arrangement; and (iv) legal counsel to any of the parties to the Arrangement; and (v) as otherwise required by any Applicable Law.

The undersigned authorizes and directs the Depositary, upon the Arrangement becoming effective, to issue a DRS advice for the Consideration to which the undersigned is entitled as indicated below and to mail by first class mail (postage prepaid) such DRS advice to the address indicated below or, if no instructions are given, in the name and to the address if any, of the undersigned as appears on the share register maintained by Alexco. In the event that a DRS advice is not available, a Purchaser share certificate will be issued and mailed by first class mail (postage prepaid) to the address indicated below. Should the Arrangement not proceed for any reason, the deposited certificate(s) and other relevant documents shall be returned in accordance with the instructions in the preceding sentence. The undersigned acknowledges that the delivery of Deposited Shares pursuant to this Letter of Transmittal is irrevocable.

The undersigned acknowledges that, in accordance with the Arrangement, Alexco, the Purchaser and the Depositary shall be entitled to deduct or withhold from any consideration or amount payable or otherwise deliverable to any former Shareholders (including, without limitation, any amounts payable or deliverable to any Shareholder who has duly and validly exercised Dissent Rights in respect of the Arrangement) such amounts as Alexco, the Purchaser and the Depositary, as applicable, is required to deduct and withhold, or reasonably believe to be required to deduct and withhold, with respect to such payment or delivery under any provision of any applicable federal, provincial, state, local or foreign tax law or treaty, in each case, as amended. To the extent that amounts are so withheld, all such withheld amounts shall be treated for all purposes hereof as having been paid to the former Alexco Shareholder in respect of which such deduction and withholding was made on account of the obligation to make payment to such former Alexco Shareholder, provided that such withheld amounts are actually remitted to the appropriate taxing authority by or on behalf of Alexco, the Purchaser and the Depositary, as applicable.

The undersigned further acknowledges that (i) the delivery of the Deposited Shares shall be effected and the risk of loss and title to such Deposited Shares shall pass only upon proper receipt thereof by the Depositary; and (ii) the Depositary will act as the agent of persons, including the undersigned, who have deposited Common Shares pursuant to the Arrangement for the purpose of receiving and transmitting the Consideration in respect of such Common Shares to such persons, and receipt of the Consideration by the Depositary (net of any applicable withholding) will be deemed to constitute receipt of payment by persons depositing Common Shares.

The Arrangement provides that any certificate or DRS advice formerly representing Common Shares (or affidavit of loss) not duly surrendered with all other documents required under the Arrangement on or before the second anniversary of the Effective Date shall cease to represent a claim by or interest of any former holder of Common Shares of any kind or nature against or in Alexco, Hecla or the Purchaser. On such date, all Consideration to which such former holder was entitled shall be deemed to have been surrendered to (or as directed by) the Purchaser, together with all entitlements to dividends, distributions and interest thereon held for such former holder.

By reason of the use by the undersigned of an English language form of Letter of Transmittal, the undersigned shall be deemed to have required that any contract evidenced by the Arrangement as accepted through this Letter of Transmittal, as well as all documents related thereto, be drawn exclusively in the English language. En raison de l’usage d’une lettre d’envoi en langue anglaise par le soussigné, le soussigné et les destinataires sont présumés d’avoir requis que tout contrat attesté par l’arrangement et son acceptation par cette lettre d’envoi, de même que tous les documents qui s’y rapportent, soient rédigés exclusivement en langue anglaise.

This Letter of Transmittal will be governed by and construed in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein.

COMPLETION OF THE ARRANGEMENT IS SUBJECT TO THE SATISFACTION OR WAIVER OF CERTAIN CONDITIONS. NO PAYMENT OF ANY CONSIDERATION WILL BE MADE PRIOR TO THE EFFECTIVE TIME.

BOX A

ENTITLEMENT DELIVERY

All share entitlement payments will be issued and mailed to your existing registration unless otherwise stated. If you would like your shares dispatched to a different address, please complete BOX B

☐ MAIL SHARES TO ADDRESS ON RECORD (DEFAULT)

☐ MAIL SHARES TO A DIFFERENT ADDRESS (MUST COMPLETE BOX B)

☐ HOLD SHARES FOR PICKUP AT COMPUTERSHARE TORONTO OFFICE:

Computershare Investor Services Inc.

100 University Ave, 8th Floor,

Toronto ON

BOX B

MAIL PAYMENT TO 3rd PARTY ADDRESS*:

☐ CHECK BOX IF SAME AS EXISTING REGISTRATION (DEFAULT)

(ATTENTION NAME)

(STREET NUMBER & NAME)

(CITY AND PROVINCE/STATE)

(COUNTRY AND POSTAL/ZIP CODE)

(TELEPHONE NUMBER (BUSINESS HOURS)

(SOCIAL INSURANCE/SECURITY NUMBER)

* THE PAYMENT WILL REMAIN IN THE NAME OF THE REGISTRATION

BOX C

LOST CERTIFICATES

If your lost certificate(s) forms part of an estate or trust, or are valued at more than CAD $200,000.00, please contact Computershare for additional instructions. Any person who, knowingly and with intent to defraud any insurance company or other person, files a statement of claim containing any materially false information or conceals for the purpose of misleading, information concerning any fact material thereto, commits a fraudulent insurance act, which is a crime.

PREMIUM CALCULATION

Number of Common Shares X CAD $0.0165 = Premium Payable $ _____________________ NOTE: Payment NOT required if premium is less than $5.00

The option to replace your certificate by completing this Box C will expire on February 17, 2023. After this date, shareholders must contact Computershare for alternative replacement options. I enclose my certified cheque, bank draft or money order payable to Computershare Investor Services Inc.

STATEMENT OF LOST CERTIFICATES

The undersigned (solitarily, jointly and severally, if more than one) represents and agrees to the following: (i) the undersigned is (and, if applicable, the registered owner of the Original(s), at the time of their death, was) the lawful and unconditional owner of the Original(s) and is entitled to the full and exclusive possession thereof; (ii) the missing certificate(s) representing the Original(s) have been lost, stolen or destroyed, and have not been endorsed, cashed, negotiated, transferred, assigned, pledged, hypothecated, encumbered in any way, or otherwise disposed of; (iii) a diligent search for the certificate(s) has been made and they have not been found; and (iv) the undersigned makes this Statement for the purpose of transferring or exchanging the Original(s) (including, if applicable, without probate or letters of administration or certification of estate trustee(s) or similar documentation having been granted by any court), and hereby agrees to surrender the certificate(s) representing the Original(s) for cancellation should the undersigned, at any time, find the certificate(s).

The undersigned hereby agrees, for myself and my heirs, assigns and personal representatives, in consideration of the transfer or exchange of the Original(s), to completely indemnify, protect and hold harmless 1080980 B.C. Ltd., Hecla Mining Company, Computershare Investor Services Inc., Aviva Insurance Company of Canada, each of their lawful successors and assigns, and any other party to the transaction (the “Obligees”), from and against all losses, costs and damages, including court costs and attorneys’ fees that they may be subject to or liable for in respect of the cancellation and/or replacement of the Original(s) and/or the certificate(s) representing the Original(s) and/ or the transfer or exchange of the Originals represented thereby, upon the transfer, exchange or issue of the Originals and/or a cheque for any cash payment. The rights accruing to the Obligees under the preceding sentence shall not be limited by the negligence, inadvertence, accident, oversight or breach of any duty or obligations on the part of the Obligees or their respective officers, employees and agents or their failure to inquire into, contest, or litigate any claim, whenever such negligence, inadvertence, accident, oversight, breach or failure may occur or have occurred. I acknowledge that a fee of CAD $0.0165 per lost Alexco Resource Corp. share is payable by the undersigned. Surety protection for the Obligees is provided under Blanket Lost Original Instruments/Waiver of Probate or Administration Bond No. 35900-16 issued by Aviva Insurance Company of Canada.

SHAREHOLDER SIGNATURE(S)

Signature guaranteed by (if required under Instruction 3)	Dated: _____________________________, 2022

Signature of Shareholder or authorized representative
Authorized Signature	(see Instructions 2 and 4)

Address
Name of Guarantor (please print or type)
Name of Shareholder (please print or type)

Address of Guarantor (please print or type)
Telephone No

Name of authorized representative, if applicable (please print or type)

INSTRUCTIONS

1. Use of Letter of Transmittal

Registered holders of Common Shares should read the accompanying Circular prior to completing this Letter of Transmittal. Capitalized terms used but not defined in this Letter of Transmittal have the meanings set out in the Circular. In order for registered holders of Common Shares to receive the Consideration for their Common Shares, such holders must deposit the certificate(s) or DRS advice(s) representing their Common Shares with the Depositary. This Letter of Transmittal, properly completed and duly executed, together with all other documents and instruments referred to in this Letter of Transmittal or reasonably requested by the Depositary, must accompany all certificates representing Common Shares deposited for payment of the Consideration pursuant to the Arrangement. If Common Shares are forwarded separately in multiple deliveries to the Depositary, a properly completed and duly executed Letter of Transmittal must accompany each such delivery.

The Purchaser reserves the right if it so elects in its absolute discretion to instruct the Depositary to waive any defect or irregularity contained in any Letter of Transmittal and/or accompanying documents received by it.

The method used to deliver this Letter of Transmittal and any accompanying certificates representing Common Shares is at the option and risk of the holder, and delivery will be deemed effective only when such documents are actually received. The Purchaser recommends that the necessary documentation be hand delivered to the Depositary at its office(s) specified on the last page of this Letter of Transmittal, and a receipt obtained; otherwise the use of registered mail with return receipt requested, properly insured, is recommended. A Shareholder who’s Common Shares are registered in the name of a broker, investment dealer, bank, trust company or other nominee should contact that nominee for assistance in depositing those Common Shares.

2. Signatures

This Letter of Transmittal must be filled in and signed by the holder of Common Shares described above or by such holder’s duly authorized representative (in accordance with Instruction 4).

(a)	If this Letter of Transmittal is signed by the registered owner(s) of the accompanying certificate(s) or DRS advice(s), such signature(s) on this Letter of Transmittal must correspond with the names(s) as registered or as written on the face of such certificate(s) or DRS advice(s), as applicable, without any change whatsoever, and the certificate(s) need not be endorsed. If such deposited certificate(s) or DRS advice(s) are owned of record by two or more joint owners, all such owners must sign the Letter of Transmittal.

(b)	If this Letter of Transmittal is signed by a person other than the registered owner(s) of the accompanying certificate(s):

(i)	such deposited certificate(s) must be endorsed or be accompanied by an appropriate share transfer power of attorney duly and properly completed by the registered owner(s); and

(ii)	the signature(s) on such endorsement or share transfer power of attorney must correspond exactly to the name(s) of the registered owner(s) as registered or as appearing on the certificate(s) and must be guaranteed as noted in Instruction 3 below.

(c)	If any of the Deposited Shares are registered in different names on several certificate(s) or DRS advice(s) it will be necessary to complete, sign and submit as many separate Letters of Transmittal as there are different registrations of such Deposited Shares.

3. Guarantee of Signatures

If (i) this Letter of Transmittal is signed by a person other than the registered holder(s) of the Deposited Shares, (ii) in the event the Arrangement is not completed, Deposited Shares are to be returned to a person other than such registered holder(s) as shown on the share register of Alexco as maintained by the Transfer Agent, or (iii) the Consideration is to be issued or delivered in the name of a person other than the registered holder of the Deposited Shares, such signature(s) must be guaranteed by an Eligible Institution (as defined below), or in some other manner satisfactory to the Depositary (except that no guarantee is required if the signature is that of an Eligible Institution).

An “Eligible Institution” means a Canadian Schedule I chartered bank, a major trust company in Canada, a commercial bank or trust company in the United States, a member of the Securities Transfer Association Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada and the United States, members of the Investment Industry Regulatory Organization of Canada, members of the Financial Industry Regulatory Authority or banks and trust companies in the United States.

4. Fiduciaries, Representatives and Authorizations

Where this Letter of Transmittal is executed by a person acting as an executor, administrator, trustee, guardian, corporation, partnership or association, or on behalf of a corporation, partnership or association or is executed by any other person acting in a representative capacity, this Letter of Transmittal must be accompanied by satisfactory evidence of the authority to act. Each of the Purchaser or the Depositary, at its discretion, may require additional evidence of authority or additional documentation.

5. Miscellaneous

(a)	If the space on this Letter of Transmittal is insufficient to list all certificates for Deposited Shares, additional certificate numbers and number of Deposited Shares may be included on a separate signed list affixed to this Letter of Transmittal.

(b)	If Deposited Shares are registered in different forms (e.g. “John Doe” and “J. Doe”) a separate Letter of Transmittal should be signed for each different registration.

(c)	No alternative, conditional or contingent deposits will be accepted.

(d)	The Arrangement and any agreement in connection with the Arrangement will be construed in accordance with and governed by the laws of the Province of British Columbia and the laws of Canada applicable therein.

(e)	Additional copies of the Circular and this Letter of Transmittal may be obtained from the Depositary at any of its respective offices at the addresses listed below.

(f)	Except where otherwise specified, all references to currency herein are to lawful money of Canada and “$” refers to Canadian dollars.

(g)	All questions as to the validity, form, eligibility (including timely receipt) and acceptance of any of the Deposited Shares will be determined by the Purchaser in its sole discretion. Shareholders agree that such determination shall be final and binding. The Purchaser reserves the absolute right to reject any and all deposits which it determines not to be in proper form or which may be unlawful to accept under the laws of any jurisdiction. The Purchaser reserves the absolute right to waive any defects or irregularities in the deposit of any Common Shares. No deposit of any Common Shares will be deemed to be properly made until all defects and irregularities have been cured or waived. There shall be no duty or obligation on Alexco, the Purchaser or the Depositary or any other person to give notice of any defects or irregularities in any deposit and no liability shall be incurred by any of them for failure to give such notice. The Purchaser’s interpretation of the terms and conditions of the Arrangement, the Circular and this Letter of Transmittal will be final and binding.

6. Lost Certificates

Option #1: If a share certificate has been lost, stolen or destroyed, this Letter of Transmittal should be completed as fully as possible and forwarded together with a letter describing the loss to the Depositary. The Depositary will respond with the replacement requirements.

Option #2: Alternatively, shareholders who have lost, stolen, or destroyed their certificate(s) may participate in Computershare’s blanket bond program with Aviva Insurance Company of Canada by completing BOX D above, and submitting the applicable certified cheque or money order made payable to Computershare Investor Services Inc.

7. Cancellation of Rights after Six (6) Years

Pursuant to the terms of the Arrangement, any certificate(s) formerly representing Common Shares that are not deposited with the Depositary together with a duly completed Letter of Transmittal and any other documents the Depositary reasonably requires, on or before the sixth anniversary of the Effective Date, shall cease to represent a right or claim of any kind or nature and the right of the holder of certificate(s) representing Common Shares to receive the Consideration for such Common Shares shall be deemed to be surrendered together with all dividends or distributions thereon held for such holder (less any applicable withholding tax).

8. Privacy Notice

Computershare is committed to protecting your personal information. In the course of providing services to you and our corporate clients, we receive non-public personal information about you-from transactions we perform for you, forms you send us, other communications we have with you or your representatives, etc. This information could include your name, contact details (such as residential address, correspondence address, email address), social insurance number, survey responses, securities holdings and other financial information. We use this to administer your account, to better serve your and our clients’ needs and for other lawful purposes relating to our services. Computershare may transfer personal information to other companies in or outside of Canada that provide data processing and storage or other support in order to facilitate the services it provides. Where we share your personal information with other companies to provide services to you, we ensure they have adequate safeguards to protect your personal information. We also ensure the protection of rights of data subjects under the General Data Protection Regulation, where applicable. We have prepared a Privacy Code to tell you more about our information practices, how your privacy is protected and how to contact our Chief Privacy Officer. It is available at our website, www.computershare.com, or by writing to us at 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1. Computershare will use the information you are providing in order to process your request and will treat your signature(s) as your consent to us so doing.

The Depositary is:

COMPUTERSHARE INVESTOR SERVICES INC.

By Hand or by Courier

100 University Avenue, 8th Floor, North Tower
Toronto, Ontario

M5J 2Y1

By Mail

P.O. Box 7021

31 Adelaide St E

Toronto, ON M5C 3H2

Attention: Corporate Actions

For inquires Only

Toll Free: 1-800-564-6253

E-Mail: corporateactions@computershare.com